SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2004

Commission File Number 000-31062

Oncolytics Biotech Inc.

(Translation of registrant’s name into English)

Suite 210, 1167 Kensington Crescent NW
Calgary, Alberta, Canada T2N 1X7

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Oncolytics Biotech Inc. (Registrant)

Date March 30, 2004	By:	/s/ Douglas A. Ball Douglas A. Ball Chief Financial Officer

210, 1167 Kensington Cr. N.W. Calgary, Alberta Canada T2N 1X7

IMMEDIATE RELEASE

Oncolytics Biotech Appoints Mr. Jim Dinning to the Board of Directors

CALGARY, Alberta, March 30, 2004 – Oncolytics Biotech Inc. (TSX: ONC, NASDAQ: ONCY) (‘Oncolytics’) today announced the appointment of Jim Dinning to the Board of Directors.

“Mr. Dinning’s experience as a director and board member in a number of public companies and other organizations, combined with his extensive experience from his service in provincial government, will add additional depth to our Board,” said Dr. Brad Thompson, President and CEO of Oncolytics.

Mr. Dinning is currently executive vice-president, TransAlta Corporation. Prior to joining TransAlta in 1997, Mr. Dinning held several key positions during his 11 years as a member of the legislative assembly of Alberta, including his term as provincial treasurer from 1992 to 1997. Today, he serves as a director for a number of public, private and not-for-profit entities including Finning International Inc., Shaw Communications Inc., Western Financial Group, the Banff Centre, Canada West Foundation and the CD Howe Research Institute. He was the chair of the Calgary Health Region from 1999 to 2001. He has been recognized for his achievements with a Distinguished Service Award from the Institute of Chartered Accountants of Alberta and an honourary doctor of laws from the University of Calgary.

“It’s exciting to be engaged with an Alberta-based company in its development of new cancer therapeutics,” said Mr. Dinning.

About Oncolytics Biotech Inc.

Oncolytics is a Calgary-based biotechnology company focused on the development of REOLYSIN®, its proprietary formulation of the human reovirus, as a potential cancer therapeutic. Oncolytics’ researchers have demonstrated that the reovirus is able to selectively kill cancer cells and, in vitro, kill human cancer cells that are derived from many types of cancer including breast, prostate, pancreatic and brain tumours, and have also demonstrated successful cancer treatment results in a number of animal models. Phase I clinical trial results have indicated that REOLYSIN® was well tolerated and that the reovirus demonstrated activity in tumours injected with REOLYSIN®.

FOR FURTHER INFORMATION PLEASE CONTACT:

For Canada: Oncolytics Biotech Inc. Cathy Ward 210, 1167 Kensington Cr NW Calgary, Alberta T2N 1X7 Tel: 403.670.7370 Fax: 403.283.0858 cwardonc@aol.com www.oncolyticsbiotech.com	For Canada: The Equicom Group Inc. Joanna Longo 20 Toronto Street Toronto, Ontario M5C 2B8 Tel: 416.815.0700 ext. 233 Fax: 416.815.0080 jlongo@equicomgroup.com	For United States: The Investor Relations Group Gino De Jesus or Dian Griesel, Ph.D. 11 Stone Street, 3rd Floor New York, NY 10005 Tel: 212.825.3210 Fax: 212.825.3229 mail@investorrelationsgroup.com